UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-31221

Total number of pages: 71

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 27, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the three months ended June 30, 2012
2.	Results for the first three months of the fiscal year ending March 31, 2013

Earnings Release	July 27, 2012
For the Three Months Ended June 30, 2012	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 2, 2012
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Three Months Ended June 30, 2012 (April 1, 2012 - June 30, 2012)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2012	1,072,281	2.4%	262,627	(1.9)%	264,814	(2.0)%	164,298	3.5%
Three months ended June 30, 2011	1,047,289	(3.9)%	267,715	11.3%	270,255	12.3%	158,748	11.7%

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the three months ended June 30, 2012:	184,356 million yen	11.2%
		For the three months ended June 30, 2011:	165,807 million yen	16.6%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2012	3,962.08 (yen)	—
Three months ended June 30, 2011	3,828.24 (yen)	—

(Percentages above represent changes compared to the corresponding previous quarterly period)

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
June 30, 2012	6,747,718	5,176,528	5,130,774	76.0%	123,729.70 (yen)
March 31, 2012	6,948,082	5,108,771	5,062,527	72.9%	122,083.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2012	—	2,800.00	—	2,800.00	5,600.00
Year ending March 31, 2013	—
Year ending March 31, 2013 (Forecasts)		3,000.00	—	3,000.00	6,000.00

(Note) Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 - March 31, 2013)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2012	—	—	—	—	—	—	—	—	—
Year ending March 31, 2013	4,450,000	5.0%	900,000	2.9%	903,000	3.0%	557,000	20.1%	13,432.17	(yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the three months ended June 30, 2012 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 11, contained in the attachment for more information.)

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2012:	43,650,000 shares
	As of March 31, 2012:	43,650,000 shares

ii. Number of treasury stock:	As of June 30, 2012:	2,182,399 shares
	As of March 31, 2012:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2012:	41,467,601 shares
	For the three months ended June 30, 2011:	41,467,601 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2013” on page 10 and “5. Special Note Regarding Forward-Looking Statements” on page 19, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2012

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

As Japan’s mobile telecommunications market continues to mature, competition among operators remains intense with user movements using the Mobile Number Portability system becoming increasingly active amid a major market transition caused by changes such as the rapid expansion in the adoption of smartphones.

Under these market conditions, we developed our corporate vision for 2020, “Pursuing Smart Innovation: HEART,” with the goal of achieving further growth and proposing new values to society. To establish the clear steps toward this goal, we also developed our Medium-Term Vision 2015: “Shaping a Smart Life” and promoted various measures to transform ourselves into “an integrated service company placing mobile at the core.”

In accordance with this medium-term vision, we will accelerate the initiatives aimed at the “evolution of mobile services” and “new value creation through convergence with other industries and services” leveraging “docomo cloud”. In this way we will strive to offer enhanced safety and security and deliver more convenient and efficient solutions to people’s everyday lives and businesses, to fulfill smart lives. As a part of such endeavors, in June 2012, we announced that we acquire additional shares in Tower Records Japan, Inc. to turn it into a subsidiary for the purpose of providing value-added services that leverage synergies between mobile devices such as smartphones and the commerce business. In addition, we conducted a tender offer bid to acquire the shares in Buongiorno S.p.A., one of the leading mobile service providers in Europe, aiming to expand our services overseas.

Reflecting on the series of service interruptions reported in and after June 2011, we have implemented additional measures to prevent recurrence of the problem and to advance our network infrastructure on a continual basis. During the first quarter of the fiscal year ending March 31, 2013, as part of our burst traffic countermeasures, we completed the “modification of connection route processing methods” and “packet switching equipment buildup”. As a result, we completed the implementation of 13 out of the total 17 planned network countermeasures, and we are currently rolling out some of the remaining measures ahead of the original schedule.

Also, learning from the experience of the Great East Japan Earthquake, we have employed additional measures against possible earthquakes and other disasters, such as dispersion of important facilities to the Kansai and Kyushu areas.

In June 2012, we received the approval from the Minister of Internal Affairs and Communications for plans to establish specified base stations that will use the 700MHz band. We are committed to taking the necessary steps to respond to the surge in traffic and further improve our Xi service coverage in an effort to construct a safe and secure high-quality network.

As a result of these undertakings, for the current fiscal year ending March 31, 2013, the final year of our 2008 medium-term action plan “DOCOMO’s Change and Challenge to Achieve New Growth”, we will aim to generate ¥900.0 billion in operating income.

For the three months ended June 30, 2012, in our cellular services revenues, while voice revenues decreased by ¥63.3 billion due mainly to the impacts of penetration of “Monthly Support” discount program and a decrease in

MOU (Minutes of Use), packet revenues increased by ¥39.9 billion due to a growth in the user base of smartphones as a result of our active sales promotion. Other revenues grew by ¥12.8 billion owing mainly to an increase in the subscriptions to “Mobile Phone Protection & Delivery Service.” Equipment sales revenues grew by ¥35.7 billion due to an increase in wholesale price per unit and in the number of handsets sold to agent resellers. Consequently, we recognized operating revenues of ¥1,072.3 billion (an increase of ¥25.0 billion from the same period of the previous fiscal year). Despite our ongoing cost-cutting efforts, operating expenses increased by ¥30.1 billion from the same period of the previous fiscal year to ¥809.7 billion as a result of costs for measures aimed at achieving future revenue growth as well as increased costs of equipment sold due to an increase in the purchase price per handset and the number of handset sold to agent resellers. As a result of the foregoing, we recorded operating income of ¥262.6 billion (a decrease of ¥5.1 billion from the same period of the previous fiscal year). Income before income taxes was ¥264.8 billion and net income attributable to NTT DOCOMO, INC. was ¥164.3 billion.

DOCOMO Earnings Release	Three Months Ended June 30, 2012

Consolidated results of operations for the three months ended June 30, 2011 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Operating revenues	¥1,047.3	¥1,072.3	¥25.0	2.4%
Operating expenses	779.6	809.7	30.1	3.9

Operating income	267.7	262.6	(5.1)	(1.9)
Other income (expense)	2.5	2.2	(0.4)	(13.9)

Income before income taxes and equity in net income (losses) of affiliates	270.3	264.8	(5.4)	(2.0)
Income taxes	109.4	102.0	(7.4)	(6.7)
Income before equity in net income (losses) of affiliates	160.9	162.8	1.9	1.2
Equity in net income (losses) of affiliates	(2.2)	(0.8)	1.3	61.2

Net income	158.7	161.9	3.2	2.0
Less: Net (income) loss attributable to noncontrolling interests	0.1	2.4	2.3	—

Net income attributable to NTT DOCOMO, INC.	¥158.7	¥164.3	¥5.6	3.5%

EBITDA margin*	40.8%	39.6%	(1.2)point	—

ROCE before tax effect*	5.0%	4.9%	(0.1)point	—

ROCE after tax effect*	3.0%	3.0%	—	—

*	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

<Operating revenues>

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Wireless services	¥934.1	¥923.4	¥(10.7)	(1.1)%
Cellular services revenues	850.6	827.2	(23.5)	(2.8)
- Voice revenues	405.4	342.1	(63.3)	(15.6)
- Packet communications revenues	445.3	485.1	39.9	9.0
Other revenues	83.5	96.3	12.8	15.3
Equipment sales	113.2	148.8	35.7	31.5

Total operating revenues	¥1,047.3	¥1,072.3	¥25.0	2.4%

Note: Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Personnel expenses	¥68.1	¥71.8	¥3.8	5.5%
Non-personnel expenses	477.7	506.5	28.8	6.0
Depreciation and amortization	155.8	157.5	1.7	1.1
Loss on disposal of property, plant and equipment and intangible assets	4.9	9.7	4.8	97.9
Communication network charges	63.7	54.4	(9.3)	(14.5)
Taxes and public dues	9.5	9.8	0.3	3.1

Total operating expenses	¥779.6	¥809.7	¥30.1	3.9%

DOCOMO Earnings Release	Three Months Ended June 30, 2012

ii. Segment Results

Mobile phone business—

We have been moving ahead with our customer-centric business transformation initiatives in an effort to offer customers with products and services that can meet their diverse requirements.

During the three months ended June 30, 2012, we released a total of 7 new smartphone models, including GALAXY S III, many of which are compatible with Xi LTE service. We also unveiled “Raku Raku Smartphone” and a new flat-rate data billing plan “Raku-Raku Pake-hodai”. As a result of the foregoing, we sold a total of 2.49 million units of smartphones during the three months ended June 30, 2012. We were also awarded the No. 1 ranking in the “mobile data devices customer satisfaction survey” conducted by Nikkei BP Consulting, Inc. for four straight years*.

With respect to Xi service, we launched “Plus Xi-wari” discount campaign, which provides discounts to users subscribing to Xi as a second mobile subscription. In June 2012, we announced the introduction of new billing plans such as “Xi Pake-hodai Light” and “Xi Data Plan Light (including “Ninen” plans)” in order to offer the optimal billing plan for the individual needs of each customer. As a result of these initiatives, the total number of Xi subscriptions topped 3.00 million in June 2012.

In addition, as part of our efforts to improve the services offered through “docomo cloud”, which is designed to provide added values that are uniquely available from DOCOMO leveraging our network, we made functional enhancements to “Shabette Concier” voice agent function. The accumulated number of downloads for “Shabette Concier” application reached nearly 2.4 million in June 2012, and the accumulated number of accesses to the service surpassed 90 million in June 2012. Further, we started to offer “Mail Hon’yaku Concier” service, which automatically translates text messages into other languages before they are delivered to the destination.

In addition to the abovementioned “evolution of mobile services”, we have also tackled “new value creation through convergence with other industries and services”. We worked to enrich the content portfolio of our directly operated content market, “dmarket”, by establishing DOCOMO ANIME STORE, INC. jointly with Kadokawa Shoten Publishing Co., Ltd in May 2012 and through other measures.

Amid intensified competition with other mobile operators for the acquisition of net additions, the total number of our cellular service subscriptions as of June 30, 2012 reached 60.40 million (an increase of 1.98 million compared to the number as of June 30, 2011). Our cellular churn rate for the three months ended June 30, 2012 was 0.74%, increasing by 0.25 points year-on-year due partly to cancellations of prepaid data contracts that had been up for renewal.

Although packet revenues recorded a rise of ¥39.9 billion from the same period of the previous fiscal year due to increased packet usage resulting from the expanded uptake of smartphones and other factors, voice revenues posted a decrease of ¥63.3 billion due to factors such as the penetration of “Monthly Support” discount programs and a decrease in MOU. As a result, cellular services revenues for the three months ended June 30, 2012 decreased by ¥23.5 billion from the same period of the previous fiscal year to ¥827.2 billion.

With regard to equipment sales, equipment sales revenues and cost of equipment sold increased from the same period of the previous fiscal year due mainly to an increase in wholesale and purchase prices per unit, respectively, as well as an increase in the number of handsets sold to agent resellers.

As a result of the foregoing, operating revenues and operating income from mobile phone business for the three months ended June 30, 2012, were ¥1,035.8 billion (an increase of ¥20.0 billion from the same period of the previous fiscal year) and ¥270.8 billion (an increase of ¥0.5 billion from the same period of the previous fiscal year), respectively.

*1:	Nikkei BP Consulting “4th Mobile data devices customer satisfaction survey”, a customer satisfaction survey on mobile data communications services (3G, LTE, WiMAX) of mobile operators conducted in March 2012. http://consult.nikkeibp.co.jp/consult/news/2012/0423md/

DOCOMO Earnings Release	Three Months Ended June 30, 2012

Number of subscriptions by services, trend of ARPU and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	June 30, 2011	June 30, 2012	Increase (Decrease)
Cellular services	58,415	60,396	1,981	3.4%
Cellular (Xi) services	121	3,317	3,195	—
Cellular (FOMA) services	57,324	57,079	(245)	(0.4)
packet flat-rate services	33,109	36,983	3,873	11.7
i-mode services	47,450	40,336	(7,114)	(15.0)
sp-mode services	3,296	11,469	8,173	248.0
i-channel services	15,705	15,613	(92)	(0.6)
i-concier services	6,135	6,443	308	5.0

Notes:
1. Number of Cellular services subscriptions as of June 30, 2011 includes subscriptions to Cellular (mova) services.
2. Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
3. Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Number of handsets sold	4,645	5,167	522	11.2%
Cellular (Xi) services
New Xi subscription	97	464	366	375.6
Change of subscription from FOMA	1	686	685	—
Xi handset upgrade by Xi subscribers	0	48	48	—
Cellular (FOMA) services
New FOMA subscription	1,161	1,140	(22)	(1.9)
Change of subscription from Xi	208	4	(204)	(98.3)
FOMA handset upgrade by FOMA subscribers	3,176	2,826	(350)	(11.0)

Churn Rate	0.49%	0.74%	0.25 point	—

Notes:

1.	Number of handsets sold and churn rate for the three months ended June 30, 2011 includes number of mova handset sold and churn of subscriptions to Cellular (mova) services.

DOCOMO Earnings Release	Three Months Ended June 30, 2012

<Trend of ARPU and MOU>

	Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Aggregate ARPU*	¥4,960	¥4,650	¥(310)	(6.3)%
Voice ARPU	2,340	1,900	(440)	(18.8)
Packet ARPU	2,620	2,750	130	5.0

MOU* (minutes)	128	119	(9)	(7.0)%

Notes:

1.	ARPU and MOU data for the three months ended June 30, 2011 include ARPU and MOU for Cellular (mova) services.
*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 17 for definition and calculation methods.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Operating revenues from mobile phone business	¥1,015.8	¥1,035.8	¥20.0	2.0%
Operating income (loss) from mobile phone business	270.3	270.8	0.5	0.2

DOCOMO Earnings Release	Three Months Ended June 30, 2012

All other businesses—

We have implemented the following initiatives to create new value in all other businesses. In the media/content business, we began operating NOTTV, the first-ever broadcasting station specifically for smartphone, through which customers can enjoy high voice-quality, high definition broadcasting services, in April 2012.

Also, we have continuously strived to increase our revenues from home shopping services provided primarily through TV media, premium home-delivery services offering organic and preservative-free food, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, and credit services.

Operating revenues from all other businesses for the three months ended June 30, 2012 were ¥36.5 billion, which represented 3.4% of total operating revenues. Operating expenses from all other businesses were ¥44.6 billion, and as a result, operating loss from all other businesses was ¥8.2 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Operating revenues from all other businesses	¥31.5	¥36.5	¥5.0	15.8%
Operating income (loss) from all other businesses	(2.6)	(8.2)	(5.6)	(218.6)

iii. Trend of Capital Expenditures

We expanded the network coverage of Xi service in an effective manner, and efficiently reinforced our network capacity and implemented other measures to meet an increase in data traffic demand. As a result of these initiatives, total capital expenditures for the three months ended June 30, 2012 were ¥177.4 billion (an increase of 29.8% compared to the same period of the previous fiscal year).

<Capital expenditures>

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Total capital expenditures	¥136.7	¥177.4	¥40.7	29.8%
Mobile phone business	111.7	144.9	33.2	29.7
Other (including information systems)	25.0	32.5	7.5	30.0

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(2) Financial Review

i. Financial Position

	Billions of yen
	June 30, 2011	June 30, 2012	Increase (Decrease)		(Reference) March 31, 2012
Total assets	¥6,700.4	¥6,747.7	¥47.3	0.7%	¥6,948.1
NTT DOCOMO, INC. shareholders’ equity	4,908.4	5,130.8	222.3	4.5	5,062.5
Liabilities	1,766.0	1,571.2	(194.8)	(11.0)	1,839.3
Including: Interest bearing liabilities	422.6	242.7	(179.9)	(42.6)	256.7

Shareholders’ equity ratio (1)	73.3%	76.0%	2.7 point	—	72.9%
Debt ratio (2)	7.9%	4.5%	(3.4) point	—	4.8%

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

ii. Cash Flow Conditions

For the three months ended June 30, 2012, net cash provided by operating activities was ¥173.7 billion, a decrease of ¥98.5 billion (36.2%) from the same period of the previous fiscal year. This was mainly due to an increase of fund-provision in relation to installment receivables for subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥56.9 billion, a decrease of uses by ¥302.6 billion (84.2%) from the same period of the previous fiscal year. This was mainly due to an increase of proceeds from redemption of short-term investments of more than three months for cash management purposes, a decrease in purchase of short-term investments and an increase of proceed from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥127.3 billion, an increase of uses by ¥13.3 billion (11.7%) from the same period of the previous fiscal year. This was mainly due to an increase in repayment of long-term debt and an increase in dividends paid.

The balance of cash and cash equivalents was ¥512.5 billion as of June 30, 2012, a decrease of ¥9.5 billion (1.8%) from the previous fiscal year end.

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Net cash provided by operating activities	¥272.2	¥173.7	¥(98.5)	(36.2)%
Net cash used in investing activities	(359.4)	(56.9)	302.6	84.2
Net cash provided by (used in) financing activities	(113.9)	(127.3)	(13.3)	(11.7)
Free cash flows (1)	(87.2)	116.8	204.0	—
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)*	82.5	(30.1)	(112.6)	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
	(3)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(3) Prospects for the Fiscal Year Ending March 31, 2013

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2013 for two consecutive fiscal years by taking various measures.

On the revenue side, although decline in voice revenues is projected due to the impacts of penetration of “Monthly Support” discount program and VoIP*, operating revenues for the fiscal year ending March 31, 2013 are estimated to be ¥4,450.0 billion, an increase of ¥210.0 billion from the previous fiscal year, primarily because of the projected increase in packet revenues and equipment sales revenues as a result of our efforts to strengthen sales of smartphones, to accelerate the migration to Xi, and to boost subscribers’ packet usage. On the expense side, operating expenses are estimated to be ¥3,550.0 billion, an increase of ¥184.5 billion from the previous fiscal year. Although we continue efforts aimed at further cost efficiency, operating expenses are expected to increase primarily due to measures for improvement of network infrastructure for reliability enhancement, actions aimed for expanding future revenues, and an increase in cost of equipment sold due to increasing handset sales. Accordingly, operating income is estimated to be ¥900.0 billion, an increase of ¥25.5 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on April 27, 2012.

*	VoIP (Voice over Internet Protocol) is a technology that allows voice data to be transmitted over networks such as Internet.

DOCOMO Earnings Release	Three Months Ended June 30, 2012

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Three Months Ended June 30, 2012

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥512,537
Short-term investments	371,504	211,679
Accounts receivable	963,001	401,811
Receivables held for sale	—	502,024
Credit card receivables	189,163	195,120
Allowance for doubtful accounts	(23,550)	(28,851)
Inventories	146,563	140,438
Deferred tax assets	76,858	66,083
Prepaid expenses and other current assets	112,644	126,822

Total current assets	2,358,261	2,127,663

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951	5,680,591
Buildings and structures	867,553	871,081
Tools, furniture and fixtures	520,469	530,849
Land	199,802	199,861
Construction in progress	133,068	154,948
Accumulated depreciation and amortization	(4,885,546)	(4,891,005)

Total property, plant and equipment, net	2,536,297	2,546,325

Non-current investments and other assets:
Investments in affiliates	480,111	503,778
Marketable securities and other investments	128,389	126,316
Intangible assets, net	680,831	684,459
Goodwill	204,890	206,759
Other assets	255,747	268,752
Deferred tax assets	303,556	283,666

Total non-current investments and other assets	2,053,524	2,073,730

Total assets	¥6,948,082	¥6,747,718

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥60,430
Short-term borrowings	733	1,760
Accounts payable, trade	738,783	576,201
Accrued payroll	55,917	41,885
Accrued interest	767	367
Accrued income taxes	150,327	77,626
Other current liabilities	132,048	149,369

Total current liabilities	1,154,003	907,638

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	180,523
Accrued liabilities for point programs	173,136	155,457
Liability for employees’ retirement benefits	160,107	162,447
Other long-term liabilities	171,546	165,125

Total long-term liabilities	685,308	663,552

Total liabilities	1,839,311	1,571,190

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,592	732,592
Retained earnings	3,861,952	3,910,141
Accumulated other comprehensive income (loss)	(104,529)	(84,471)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,130,774
Noncontrolling interests	46,244	45,754

Total equity	5,108,771	5,176,528

Total liabilities and equity	¥6,948,082	¥6,747,718

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
Operating revenues:
Wireless services	¥934,104	¥923,437
Equipment sales	113,185	148,844

Total operating revenues	1,047,289	1,072,281

Operating expenses:
Cost of services (exclusive of items shown separately below)	218,452	231,597
Cost of equipment sold (exclusive of items shown separately below)	149,688	158,084
Depreciation and amortization	155,787	157,472
Selling, general and administrative	255,647	262,501

Total operating expenses	779,574	809,654

Operating income	267,715	262,627

Other income (expense):
Interest expense	(906)	(460)
Interest income	318	372
Other, net	3,128	2,275

Total other income (expense)	2,540	2,187

Income before income taxes and equity in net income (losses) of affiliates	270,255	264,814

Income taxes:
Current	92,120	78,740
Deferred	17,272	23,299

Total income taxes	109,392	102,039

Income before equity in net income (losses) of affiliates	160,863	162,775

Equity in net income (losses) of affiliates, net of applicable taxes	(2,174)	(843)

Net income	158,689	161,932

Less: Net (income) loss attributable to noncontrolling interests	59	2,366

Net income attributable to NTT DOCOMO, INC.	¥158,748	¥164,298

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,828.24	¥3,962.08

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
Net income	¥158,689	¥161,932
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	250	(1,725)
Change in fair value of derivative instruments, net of applicable taxes	(7)	6
Foreign currency translation adjustment, net of applicable taxes	6,678	21,735
Pension liability adjustment, net of applicable taxes	147	107

Total other comprehensive income (loss)	7,068	20,123

Comprehensive income	165,757	182,055

Less: Comprehensive (income) loss attributable to noncontrolling interests	50	2,301

Comprehensive income attributable to NTT DOCOMO, INC.	¥165,807	¥184,356

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
Cash flows from operating activities:
Net income	¥158,689	¥161,932
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	155,787	157,472
Deferred taxes	15,145	22,334
Loss on sale or disposal of property, plant and equipment	3,609	4,969
Equity in net (income) losses of affiliates	4,056	1,737
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	40,473	561,623
(Increase) / decrease in receivables held for sale	—	(502,024)
(Increase) / decrease in credit card receivables	(6,044)	(3,370)
Increase / (decrease) in allowance for doubtful accounts	260	5,263
(Increase) / decrease in inventories	2,726	6,158
(Increase) / decrease in prepaid expenses and other current assets	(6,795)	(13,890)
(Increase) / decrease in non-current installment receivables for handsets	997	88,075
(Increase) / decrease in non-current receivables held for sale	—	(99,963)
Increase / (decrease) in accounts payable, trade	(36,816)	(130,217)
Increase / (decrease) in accrued income taxes	(71,614)	(72,731)
Increase / (decrease) in other current liabilities	39,372	17,369
Increase / (decrease) in accrued liabilities for point programs	(12,171)	(17,679)
Increase / (decrease) in liability for employees’ retirement benefits	2,185	2,332
Increase / (decrease) in other long-term liabilities	(6,029)	(6,507)
Other, net	(11,623)	(9,208)

Net cash provided by operating activities	272,207	173,675

Cash flows from investing activities:
Purchases of property, plant and equipment	(111,634)	(141,109)
Purchases of intangible and other assets	(71,363)	(72,883)
Purchases of non-current investments	(8,229)	(1,337)
Proceeds from sale of non-current investments	1,855	963
Acquisitions of subsidiaries, net of cash acquired	—	(339)
Purchases of short-term investments	(310,677)	(211,431)
Redemption of short-term investments	140,952	281,312
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	(329)	(2,040)

Net cash used in investing activities	(359,425)	(56,864)

Cash flows from financing activities:
Repayment of long-term debt	(6,000)	(15,007)
Proceeds from short-term borrowings	552	3,799
Repayment of short-term borrowings	—	(2,887)
Principal payments under capital lease obligations	(1,128)	(1,069)
Dividends paid	(106,078)	(113,793)
Other, net	(1,280)	1,680

Net cash provided by (used in) financing activities	(113,934)	(127,277)

Effect of exchange rate changes on cash and cash equivalents	302	925

Net increase (decrease) in cash and cash equivalents	(200,850)	(9,541)
Cash and cash equivalents at beginning of period	765,551	522,078

Cash and cash equivalents at end of period	¥564,701	¥512,537

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥131	¥111
Cash paid during the period for:
Interest, net of amount capitalized	1,270	860
Income taxes	163,537	151,197

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(4) Going Concern Assumption

None

(5) Segment Reporting

	Millions of yen
Three months ended June 30, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,015,811	¥31,478	¥1,047,289
Operating expenses	745,529	34,045	779,574

Operating income (loss)	¥270,282	¥(2,567)	¥267,715

	Millions of yen
Three months ended June 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,035,828	¥36,453	¥1,072,281
Operating expenses	765,023	44,631	809,654

Operating income (loss)	¥270,805	¥(8,178)	¥262,627

There were no transactions between the operating segments. DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

DOCOMO Earnings Release	Three Months Ended June 30, 2012

4. Appendices

(1) Operating Data for 1st Quarter of the Fiscal Year Ending March 31, 2013

Full-year Forecasts: as announced on April 27, 2012

		First Quarter (Apr. - Jun. 2011) Results	First Quarter (Apr.-Jun. 2012) Results	[Ref.] Fiscal Year Ended Mar. 31, 2012 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2013 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions (1)	thousands	58,415	60,396	60,129	62,930
Xi	thousands	121	3,317	2,225	10,290
FOMA (2)	thousands	57,324	57,079	57,905	52,640
Communication Module Service	thousands	1,724	2,457	2,330	—
Prepaid Subscriptions	thousands	16	182	256	—
Packet Flat-rate Services Subscriptions	thousands	33,109	36,983	36,295	—
Net Increase from Previous Period (1) (3)	thousands	405	266	2,120	2,800
Xi	thousands	96	1,092	2,199	8,070
FOMA (2)	thousands	578	(825)	1,159	(5,270)
Churn Rate (3)%		0.49	0.74	0.60	—
Number of Handsets Sold (4)	thousands	4,645	5,167	22,089	—
i-mode Subscriptions	thousands	47,450	40,336	42,321	34,170
sp-mode Subscriptions	thousands	3,296	11,469	9,586	19,130
i-channel Subscriptions	thousands	15,705	15,613	16,124	—
i-concier Subscriptions	thousands	6,135	6,443	5,672	—
DCMX Subscriptions (5)	thousands	12,463	13,127	12,949	13,480
ARPU and MOU
Aggregate ARPU (6)	yen/month/subscription	4,960	4,650	4,870	4,570
Voice ARPU (7)	yen/month/subscription	2,340	1,900	2,200	1,690
Packet ARPU	yen/month/subscription	2,620	2,750	2,670	2,880
MOU (8)	minute/month/subscription	128	119	126	—

*	Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 17, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Fiscal year ended March 31, 2012 full-year results and first quarter (April to June 2011) results are included mova service which was terminated at the end of March 2012.
(2)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)	Inclusive of DCMX mini subscriptions
(6)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”
(7)	Inclusive of circuit-switched data communication
(8)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU
- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Three Months Ended June 30, 2012

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
a. EBITDA	¥427.1	¥425.1

Depreciation and amortization	(155.8)	(157.5)
Loss on sale or disposal of property, plant and equipment	(3.6)	(5.0)

Operating income	267.7	262.6

Other income (expense)	2.5	2.2
Income taxes	(109.4)	(102.0)
Equity in net income (losses) of affiliates	(2.2)	(0.8)
Less: Net (income) loss attributable to noncontrolling interests	0.1	2.4

b. Net income attributable to NTT DOCOMO, INC.	158.7	164.3

c. Operating revenues	1,047.3	1,072.3

EBITDA margin (=a/c)	40.8%	39.6%
Net income margin (=b/c)	15.2%	15.3%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect
	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
a. Operating income	¥267.7	¥262.6
b. Operating income after tax effect {=a*(1-effective tax rate)}	158.5	162.6
c. Capital employed	5,304.9	5,346.3

ROCE before tax effect (=a/c)	5.0%	4.9%
ROCE after tax effect (=b/c)	3.0%	3.0%

Notes:  Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the three months ended June 30, 2011 was 40.8%.

The effective tax rate for the three months ended June 30, 2012 was 38.1%.

iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes
	Billions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥82.5	¥(30.1)

Irregular factors (1)	—	(13.0)
Changes in investments for cash management purposes (2)	(169.7)	159.9

Free cash flows	(87.2)	116.8

Net cash used in investing activities	(359.4)	(56.9)
Net cash provided by operating activities	272.2	173.7

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)    Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Three Months Ended June 30, 2012

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater than expected rate or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunication may spread and consequently may adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Results for the First Three Months of the Fiscal Year Ending March 31, 2013

July 27, 2012

NTT DOCOMO, INC.

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. Special Note Regarding Forward-Looking Statements

I FY2012/1Q Financial Results Highlights II Principal Actions and Results 1 2 3 4 Increase in net additions of subscribers by promoting smartphones and Xi services Provision of cloud-based services Further improvement of customer satisfaction and reinforcement of safety/security measures Transformation into an Integrated Services Company placing mobile at the core

SLIDE No. 3

FY2012/1Q Results Highlights

FY2012/1Q Results

Achieved steadfast progress toward full-year operating income target of ¥900.0 billion

Operating revenues: ¥1,072.3 billion (Up 2.4% year-on-year)
Operating income: ¥262.6 billion (Down 1.9% year-on-year)
Net income*: ¥164.3 billion (Up 3.5% year-on-year)

【Results Highlights】

- Packet revenues: ¥485.1 billion (Up 9.0% year-on-year)
- Total handsets sold: 5.17 million units (Up 11.2% year-on-year)
- Smartphones sold: 2.49 million units (Up 92.0% year-on-year)
- Xi subscriptions: 3.32 million (Up 49.1% from Mar. 31, 2012)

* Net income attributable to NTT DOCOMO, INC. for FY2012/1Q (three months)

RESULTS FOR 1Q OF FY2012

SLIDE No. 4

FY2012/1Q Financial Results

U.S. GAAP

	2011/4-6 (1Q) (1)	2012/4-6 (1Q) (2)	Changes (1)→(2)	FY2012 (Full-year forecast) (3)	Progress to forecast (2) / (3)
Operating Revenues (Billions of yen)	1,047.3	1,072.3	+2.4%	4,450.0	24.1%
Cellular Services Revenues (Billions of yen)	850.6	827.2	-2.8%	3,304.0	25.0%
Operating Expenses (Billions of yen)	779.6	809.7	+3.9%	3,550.0	22.8%
Operating Income (Billions of yen)	267.7	262.6	-1.9%	900.0	29.2%
Income Before Income Taxes (Billions of yen)	270.3	264.8	-2.0%	903.0	29.3%
Net Income Attributable to NTT DOCOMO, INC. (Billions of yen)	158.7	164.3	+3.5%	557.0	29.5%
EBITDA Margin (%)*	40.8	39.6	-1.2 Points	36.5	-
Adjusted Free Cash Flow (Billions of yen) *	82.5	-30.1	-112.6	440.0	-

◆ Consolidated financial statements in this document are unaudited.

◆ Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal term and changes in investments for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR 1Q OF FY2012

SLIDE No. 5

FY2012/1Q Results: Key Factors Behind Changes in Operating Income

Key factors behind YOY changes in operating income



Operating income: ¥267.7 billion
Decrease in voice revenues*1: Down ¥41.2 billion
Increase in packet revenues*1: Up ¥46.1 billion
Impact of "Monthly Support" discounts: Down ¥28.3 billion
Increase in other revenues: Up ¥12.8 billion
Increase in equipment sales revenues: Up: ¥35.7 billion
Increase in equipment sales expenses*2: Up: ¥8.9 billion
Decrease in communication network charges*3: Down ¥2.8 billion
Increase in other expenses: Up ¥24.0 billion
Down ¥5.1 billion year-on-year
Operating income: ¥262.6 billion
Operating revenues: Up ¥25.0 billion
Operating expenses: Up ¥30.1 billion
FY2011/1Q
FY2012/1Q

*1: Excluding impact of "Monthly Support" discounts

*2: Sum of cost of equipment sold and commissions to agent resellers

*3: Sum of communication network charges, depreciation and amortization, and loss on disposal of property, plant and equipment

RESULTS FOR 1Q OF FY2012

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2010 2010 2010 4149 4221 4248 4332 4453 4612 4652 4722 4851 Packet Revenues FY2012/1Q packet revenues recorded a steady increase of \39.9 billion (9.0%) year-on-year Historical growth of packet revenues FY2011 FY2012 (Billions of yen) \485.1 billion Up \39.9 billion (+9.0%) year-on-year 445.3 461.2 465.2 472.2 500.0 490.0 480.0 470.0 460.0 450.0 440.0 430.0

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 959 1017 965 1147 1050 1175 1214 1369 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 463 434 547 464 570 506.6078 668 516 Total Handset Sales FY2012/1Q total number of handsets sold: 5.17 million, up 520,000 units (11.2%) year-on-year Calculated based on financial results materials, etc. of each company Handsets sold by EMOBILE are not included : Total number of handsets sold (docomo + au + SOFTBANK) : Total number of handsets sold (docomo) (Million units) FY2010 4.61 (48.1%) 4.63 (45.5%) 4.34 (45.0%) 5.47 (47.7%) 4.64 (44.2%) FY2011 5.70 (48.5%) 5.07 (41.8%) 6.68 (48.8%) FY2012 Total handsets sales 5.17 10.17 9.59 9.65 11.47 10.50 11.75 12.14 13.69 * Numbers in parentheses indicate docomo’s market share of the total handsets sold by docomo, au and SOFTBANK 15.00 10.00 5.00 Full-year forecast 23.80 million Full year: 19.06 million (Up 5.6% year-on-year) Full year: 22.09 million (Up 15.9% year-on-year)

2009 2012/4 2012/5 2012/6 48 12.8 25.5 12.8 12.7 5 13 25 33 -6.4 -5 -2.3 Net Additions/Churn Rate/MNP FY2012/1Q net additions: 270,000 FY2012/1Q churn rate: 0.74% MNP inflow/outflow performance improving steadily MNP performance Aim for further improvement in FY2012/2Q and beyond (1,000 subs) Net additions FY2012/1Q net additions: 270,000 subs * Excluding impact of prepaid data plan churns: 400,000 subs FY2012/1Q churn rate: 0.74% *Excluding impact of prepaid data plan churns: 0.67% Churn rate -60 -100 -120 -80

I FY2012/1Q Financial Results Highlights II Principal Actions and Results 1 2 3 4 Increase in net additions of subscribers by promoting smartphones and Xi services Provision of cloud-based services Further improvement of customer satisfaction and reinforcement of safety/security measures Transformation into an Integrated Services Company placing mobile at the core

Management Policy: Speed and Challenge World’s most advanced technological capabilities/ Dedication to R&D Committed to improving customer satisfaction/ Focus on hands-on approach Speed and Challenge Evolution of services by pursuing innovation New value creation through convergence Maintaining communication networks as social infrastructure DOCOMO’s Mission DOCOMO’s Strengths Shaping a more convenient and fulfilling smart life DOCOMO’s Dream

1. Increase in net additions of subscribers by promoting smartphones and Xi services Provision of product lineup superior to competitors’ Introduction of billing plans catered to the needs of different user segments and enhancement of their market recognition 2. Provision of cloud-based services Provision of a wide array of cloud services that are uniquely available from DOCOMO leveraging our R&D strengths Further enrichment of “dmarket” by preparing a rich variety of attractive content FY2012 Business Management Policies & Focus Areas 4. Transformation into an Integrated Services Company placing mobile at the core Pioneering new business areas with strategic partners and reinforcement of overseas business 3. Further improvement of customer satisfaction and reinforcement of safety/security measures Creation of an environment where users can use smartphones securely and conveniently with peace of mind FY2012 business management policies Focus areas

Provision of product lineup superior to competitors’ Introduction of billing plans catered to the needs of different user segments and enhancement of their market recognition I FY2012/1Q Financial Results Highlights II Principal Actions and Results 1 2 3 4 Increase in net additions of subscribers by promoting smartphones and Xi services Provision of cloud-based services Further improvement of customer satisfaction and reinforcement of safety/security measures Transformation into an Integrated Services Company placing mobile at the core

SLIDE No. 13

Smartphone/Tablet Product Lineup

- Released a total of 17 models of smartphones/tablets, overwhelming the offerings of the competitors
- 11 models are Xi LTE-enabled, and many are equipped with popular features, such as waterproof casing, Osaifu-Keitai e-wallet, one-seg TV, infrared data exchange and other features

2012 Summer smartphones


docomo tablet
ELUGA Live™ P-08D
NOTTV
docomo Raku Raku Phone series
Raku Raku smartphone F-12D
docomo NEXT series
GALAXY S III SC-06D
AQUOS PHONE ZETA SH-09D
ARROWS X F-10D
REGZA PHONE T-02D
AQUOS PHONE sv SH-10D
XPERIA GX SO-04D
Optimus Vu L-06D (L-06D JOJO)
ELUGA power P-07D
Released Jun. 28
Jun. 29
Jul. 20
Jul. 26
docomo with series
AQUOS PHONE st SH-07D
ANTEPRIMA F-09D
Optimus it L-05D
ELUGA V P-06D
MEDIAS X N-07D
Xperia SX SO-05D
ARROWS Me F-11D
Released Jun. 7
Jun. 27
Jun. 30
Jul. 12
Jul. 13

RESULTS FOR 1Q OF FY2012

SLIDE No. 14

Raku Raku Smartphone

- Unveiled “Raku Raku Smartphone”, Japan’s first smartphone designed for the elderly customers
- Aim to boost packet usage of broad user segments through provision of “Raku Raku Pake-hodai” flat-rate billing plan

Raku Raku Smartphone (F-12D)


12:34
1
2
3

- Large buttons with large fonts
- 3 One-touch buttons for easy dialing
- “Hakkiri Voice (clear voice)” and “Yukkuri Voice (slow voice)” functions

Planned for release Aug. 1

Raku Raku Pake-hodai


Monthly rate
(Ref)
“Pake-hodai flat”
¥5,460
“Raku Raku Pake-hodai”
¥2,980
Boost usage
Transmission speed:
Max. 128Kbps
(Up/downlink)
Average monthly data charges of i-mode Raku Raku PHONE users
500MB
Data volume

RESULTS FOR 1Q OF FY2012

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 0.379 0.225 0.359 0.452 0.449 0.532 0.351 0.5006 0.488 iPhone 0.589 0.695 0.413 0.279 0.28056 0.145199678 0.443091405 0.267140061 0.621 0.775 0.641 0.548 0.5514 0.4678 0.649 0.4993 0.512 iPhone 0.28056 0.145199678 0.443091405 0.267140061 2010 1Q 2011 1Q 2012 1Q 1Q 31 130 159 550 2Q 0 91 750 3Q 67.5302 190 4Q 126.2245 329 ? Smartphone Sales No. of smartphones sold in FY2012 1Q was 2.49 million, increasing sharply from the same period of last fiscal year DOCOMO’s market share of smartphones sold remains high at approx. 49% Smartphone sales (Million units) 1.30 0.31 2.49 % of Xi devices: Approx. 60% * Market share distribution among devices carrying either of the 4OSs (Android/iOS/WindowsMobile/BlackBerry)in the mobile phone category, based on survey of track record of sales at major mass retailers across Japan by GfK Japan (Tablet devices not included) Changes in market share of smartphones sold at mass retailers* FY2012 FY2011 10.00 5.00 13.00 FY2010/1Q FY2011/1Q FY2012/1Q FY2012 full year : DOCOMO’s market share : Other companies % of Xi devices: Approx. 40% : FOMA : Xi

11/3 1Q 2Q 3Q 4Q 1Q 4Q 2015 2.6 12.1 38.9 113.9409 222 331.7 1029.4 300 (Million subs) 0.12 Xi subscriptions 0.39 1.14 2.22 Over 10.00 million 3.32 FY2011 FY2012 Xi Coverage expansion plan 112.5MBps 75Mbps MAX throughput 2010 2011 2012 12 2013 2014 Prefectural capital-size cities Local cities Major cities All municipalities Mar. 31, 2015: Approx. 50,000 BTSs Approx. 98% Mar. 31, 2013: Approx. 21,000 BTSs Approx. 70% Jun. 30, 2012: Approx. 9,800 BTSs Population coverage: Approx. 32% Launched Xi LTE service Dec. Promotion of Xi Service Xi subscriptions grew steadily to 3.32 million as of Jun. 30, 2012 Making steady progress in coverage expansion, aiming to complete installation of cumulative 21,000 Xi base stations by Mar. 31, 2013 10.00 8.00 6.00 4.00 2.00

SLIDE No. 17

Xi Billing Plans

- Prepared a wide variety of billing options to cater to difference in user's data volume /usage behavior
- Announced introduction of a new flat-rate plan for medium-usage customers, "Xi Pake-hodai Light" with the aim of expanding Xi subscriber base, thereby increasing total revenues

Diverse billing plans

For high-usage users

- ■"Xi Pake-hodai Flat"

For medium-usage users

- ■"Xi Pake-hodai Double"
- ■"Xi Pake-hodai Light"

"Xi Pake-hodai Light"



Monthly rate
Additional ¥2,625/2GB
¥2,625/2GB
"Xi Pake-hodai Double"
¥6,510
¥5,985
"Xi Pake-hodai Flat"
¥4,935
"Xi Pake-hodai Light"
¥2,100
Max. transmission speed: 128Kbps (Up/downlink)
Max. transmission speed: 128Kbps (Up/downlink)
3GB
7GB
Data volume

* To be started from Oct. 1, 2012

RESULTS FOR 1Q OF FY2012

Family Set Discount Launched “Family Set Discount” campaign in conjunction with the release of a rich lineup of devices responding to different needs of broad generations The campaign offers benefits to every member of family Provides discount of \10,000/contract with simultaneous subscriptions to two or more circuits by the same family Applicable to any feature phone/ smartphone Campaign period: Jul. 20—Aug. 31, 2012 * Kanto Koshinetsu: Launched Jun. 28, 2012. Kinki (6 prefectures) and Tokai (4 prefectures): To be launched on Aug. 1, 2012

SLIDE No. 19

Enhancing Recognition of Affordable Product Prices/Billing Plans

- Active appeal of DOCOMO's affordable product prices and easy-to-use billing plans

Product prices

Hefty discounts on smartphones for both new subscription and replacement

Monthly Support — Latest 2012 summer models: Returns discounts up to ¥60,480*

For fresh subscribers:

- New feature phone subs joining DOCOMO → Debut discount
- Feature phone users switching from other carrier → Change discount
- Smartphone users switching from other carrier → Monthly Support (Increased discounts!)

For handset replacement :

- Customers purchasing handsets simultaneously with family → Family Set discount
- Customers purchasing handset simultaneously with tablet/ data device → docomo Set Discount
- Customers using DOCOMO for over 10 years → Over 10 years Xi smartphone discount
- Young customers → U-25 Xi smartphone discount
- Customers with contract up for renewal after 2 years of subscription → First 2-year Xi smartphone discount

Monthly bill

In response to diverse needs for Xi service:

- Customers who make frequent voice calls with other DOCOMO subs → Xi Talk 24 billing plan
- Customers who wish to use packet flat-rate at affordable prices → Xi Pake-hodai Light
- Customers using Xi tablet/data device as a second mobile device → Plus Xi-wari discount

* In the case of ARROWS X

RESULTS FOR 1Q OF FY2012

Provision of a wide array of cloud services that are uniquely available from DOCOMO leveraging our R&D strengths Further enrichment of “dmarket” by preparing a rich variety of attractive content I FY2012/1Q Financial Results Highlights II Principal Actions and Results 1 2 3 4 Increase in net additions of subscribers by promoting smartphones and Xi services Provision of cloud-based services Further improvement of customer satisfaction and reinforcement of safety/security measures Transformation into an Integrated Services Company placing mobile at the core

Cloud Services (1) (“Shabette Concier”) Received 3.00 million downloads and approx. 130 million accesses in about 5 months after service launch.* Improved convenience with the addition of knowledge Q&A function in June 2012 Aim to apply voice agent function to e-commerce services of “dmarket” in the future Network cloud Intention analysis engine Voice recognition engine Voice command Handset operation/ content display Operated by voice command Phone Alarm Memo Scheduler Camera Music player Mail Timer Content displayed by voice command Area guide Train transfer Tweets Recipe info Weather Photo content Map News Video content Music content Book/comic Apps Knowledge Q&A Gaming content New * As of July 25, 2012

Cloud Services (2) (“Mail Hon’yaku Concier”) Launched “Mail Hon’yaku Concier” text translation service in June 2012 Received 100,000 downloads and approx. 1.50 million accesses in approx. 2 months after launch* Mail Hon’yaku Concier Machine translation function Network cloud Mail SNS Japanese English Korean Chinese Create message in Japanese Confirm message in native language ? ?? ????? ?? ????? ? *As of July 23, 2012

Cloud Services (3) (“Translator Phone”) Trial service of “Translator Phone” supporting translation between Japanese and 10 foreign languages in progress since June, aiming for full-commercial introduction in autumn 2012 Recorded 220,000 accesses in approx. 2 months after launch* Translator Phone Japanese Foreign language Mother (Japanese) Host family and Maki Translator Phone function ? ? I am MAKI’s mother. Thank you for taking care of my daughter. Network Cloud Translation Supported languages Nov. 2011: English, Korean, Chinese Jun. 2012: French, German, Italian, Spanish, Portuguese, Thai, Indonesian * As of July 23, 2012

Automatic upload and synchronization across multiple devices Automatic grouping using face recognition feature Photos of external services can also be viewed Cloud Services (4) (“Photo Collection”) “Photo Collection” service planned for launch in August 2012 Photographs taken by mobile devices are automatically sorted and stored in docomo cloud using a wide variety of high-accuracy image recognition features Can also be linked with external services such as Evernote, Eye-Fi, HighCam Photo Collection Free of charge (Up to 5GB)

Cloud Services (5) (“Multi-Device Support”) Plan to start supporting cloud-based multi-device access to address book/email in this winter Offers users with greater convenience and peace of mind through constant storage of latest data on the cloud Aim for further service expansion through provision of supplementary services utilizing profile data of address book Multi-device access (address book) Tablet Smartphone Utilize for services/business sp-mode mail Photo sharing service Multi-device access ( sp-mode mail) Tablet Smartphone

3Q 4Q 1Q 15 26 42 Enrichment of “dmarket” VIDEO store and ANIME stores recording favorable increase in subscriptions and transaction volume Plan to introduce multi-device support from August 2012 dmarket VIDEO Store BOOK Store MUSIC Store Apps & Review (Billions of yen) New stores to be added in the future Shopping Gaming Growth of dmarket transactions FY2011 FY2012 ANIME Store Unlimited access to over 5,000 video titles for a flat monthly rate of \525 No. of subs topped 2.0 million on July 21, 2012 Distributes approx. 43,000 popular titles from various publishers Acquired approx. 50,000 subs after “Music Store Selection” launch in July 2012 Offering unlimited access to selected 50 programs from approx. 1 million songs for \315/month. Introduces selected applications that are fun and convenient from Google Play Acquired approx. 40,000 subs after service launch in July 2012. Unlimited access to approx. 500 titles, 8,000 episodes of ANIME content for \420/month 5.0 4.0 3.0 2.0 1.0

I FY2012/1Q Financial Results Highlights II Principal Actions and Results 1 2 3 4 Increase in net additions of subscribers by promoting smartphones and Xi services Provision of cloud-based services Further improvement of customer satisfaction and reinforcement of safety/security measures Transformation into an Integrated Services Company placing mobile at the core Creation of an environment where users can use smartphones securely and conveniently with peace of mind

Mar Apr May Jun Jul 351 3015 6325 22113 135508 Expanded Use of “Smartphone Anshin Remote Support” No. of subs topped 130,000*. All 2012 summer models are compatible with the service Aim to facilitate migration to smartphones by eliminating user’s concerns about handset settings or operations “Smartphone Anshin Remote Support” ?? Customer DOCOMO (call center) Anshin Remote Support subs (1,000 subs) \420/month (Discounted to \126/month if subscribed together with Mobile Phone Protection & Delivery service) 100 80 60 40 20 * As of July 23, 2012 Viewing of same screen Voice guidance Instructions from operator + 120 140 FY2012

SLIDE No. 29

"docomo Anshin Scan" Functional Enhancement (Safe Browsing)

- Started providing safe browsing function as functional enhancement of "docomo Anshin Scan" service from May 2012
- In addition to existing virus detection, the service reduces the risk of phishing scams or one-click fraud, to offer enhanced safety and security for use of smartphones

"docomo Anshin Scan"



When installing applications, etc.,

If virus is detected…


12:34
McAfee
Mobile Security

Issues "alarm warning" (existing feature) to reduce risk of virus contamination

NEW

If accessing to a harmful site…


McAfee
SiteAdvisor
警告:危険なサイト
注意!

Displays an alarm screen, to reduce risk of phishing scams, one-click fraud, etc.

¥210/month
(Free of charge through Sept. 30, 2012)

RESULTS FOR 1Q OF FY2012

Jun. 2012 Sept. 2012 Mar. 2013 14200 70000 150000 docomo Wi-Fi: Improved Convenience Increased no. of access points to 14,200, approx. 1.5 times the level as of Mar. 31, 2012 Accelerate area construction, aiming to complete roll-out of cumulative 70,000 spots by Sept. 30 and 120,000-150,000 spots by Mar. 31, 2013 Improved ease of use through provision of “docomo Wi-Fi Kantan Access” application Increased access points docomo Wi-Fi Kantan Access app OFF ON Accelerate area construction (1,000 spots) Service available in outlets with “docomo Wi-Fi” sticker 150 120 50 No need to input user ID/password each time Switch ON/OFF just by clicking screen icon Initial settings to be simplified further (Planned for late July 2012)

I FY2012/1Q Financial Results Highlights II Principal Actions and Results 1 2 3 4 Increase in net additions of subscribers by promoting smartphones and Xi services Provision of cloud-based services Further improvement of customer satisfaction and reinforcement of safety/security measures Transformation into an Integrated Services Company placing mobile at the core Pioneering new business areas with strategic partners and reinforcement of overseas business

SLIDE No. 32

Actions in New Business Areas (1) (Media/Content)

- NOTTV subs reached 95,000*.
  NOTTV subscription rate among users purchasing a compatible handset at docomo Shops inside service coverage: Over 60%
- No. of compatible models increased to 7 with the addition of 2012 summer handsets (5 models). Both content and coverage are expanding steadily

*As of July 25, 2012

NOTTV

- Broadcast "London Olympics"
- Exclusive broadcast of new episode of "Odoru-Daisosasen"


係長 青島俊作
2

- Coverage of Japan's largest summer music festival, "SkyPerfect TV Presents FUJI ROCK FESTIVAL '12"
- Aired "Shini-kare" a drama commemorating opening of NOTTV broadcast station
- Enrichment of "storage-type" broadcast

■ Coverage expansion (Planned)

2012 Apr	South Kanto, Ibaraki (limited areas), Aichi, Mie, Shiga, Kyoto, Nara, Osaka, Hyogo, Hiroshima, Fukuoka, Okinawa	
Jul	Okayama	16 prefectures
Sept	Shizuoka	
Oct	Kumamoto	
Nov	Wakayama	
Dec	Hokkaido, Miyagi	21 prefectures
2013 Jan	Iwate, Y amanashi, Toyama Ishikawa	
Feb	Fukushima, Gunma, Tochigi, Ehime, Kochi	30 prefectures

RESULTS FOR 1Q OF FY2012

Oak Lawn Marketing, Inc. (Home shopping service provider) Radishbo-ya Co., Ltd. (Home food delivery) DOCOMO Insight Marketing, Inc. (Research business) Commerce Business Management participation dispatching 3 management team members from May 2012 Linkage with “dmarket” under study Plan to preinstall in smarthones application for registration/introduction to food delivery service Actions in New Business Areas (2) (Commerce) Acquired additional shares in Tower Record Japan—a powerful brand in the music industry—to turn it into a subsidiary Accelerate entry in commerce business, e.g., the fast growing online CD/DVD sales, etc. * Joint venture with Intage, Inc. Tower Records Japan, Inc. (CD/DVD sales business) Turned into subsidiary in July 2012 Investigating ways to link CD/DVD sales, etc. with dmarket Revenue contribution: Approx. \50.0 billion 3 straight years of revenue growth due to contribution of sales via mobile devices/PCs (accounting for 15% of FY2011 sales)

SLIDE No. 34

Actions in New Business Areas (3) (Medical/Healthcare)

- In July 2012, established docomo Healthcare, Inc., a joint venture with Omron Healthcare which has a strong track record in health business, eying full-scale take-off of healthcare service market.
  Aim to achieve approx. ¥10.0 billion in revenues in 5 years
- Plan to launch new health-support services within FY2012, integrating existing services of both companies docomo Healthcare

Existing healthcare services of two companies

i Bodymo.
Health support service

docomo HEALTHCARE
Health management, disease prevention service

WellnessLINK
Health management service provided by Omron

Over 1 million subscribers



Exercise support
Walking or other exercise management
Diet support
Meal record, calorie management
Weight reduction
Weight reduction advice
Jogging
Individual workout instructions
Basal body temperature
BBT-based health cycle management
Sleep analysis
Sleep pattern analysis
Lifestyle-related disease
Blood pressure check
Medical diary
Prescription info management
Life-long healthcare data
Smartphone
Body composition scale
Active mass meter
Thermometer
Sleep meter
Sphygmomanometer
Pharmacy
Hospital
…

RESULTS FOR 1Q OF FY2012

Conducted TOB for acquisition of shares in Buongiorno S.p.A, one of Europe’s largest mobile service providers Completed investment for establishment of joint venture with Baidu, China’s leading Internet search service provider Promoted platform business for global-scale content distribution Actions in New Business Areas (4) (Aggregation/Platform) Up to FY2011 FY2012 and beyond Expansion of services & geographic coverage Service platform business Expansion of service platform business

Strategic Partnerships with Overseas Carriers Created a structure for collaboration with overseas carriers/platform providers for the provision of global M2M services Capture multinational clients and provide one-stop solutions through the cooperation with CONEXUS Mobile Alliance and Vodafone group in the areas of enterprise marketing and international roaming, etc. Roaming, enterprise marketing Strategic partnership for mobile Customer base of 400 million Customer base of 350 million+ CONEXUS-Vodafone cooperation Global M2M platform Entered into basic agreement for cooperation for global M2M service deployment M2M business collaboration Cooperation for enterprise marketing, international roaming, etc. 11 mobile operators in 13 Asian countries/regions Enterprise marketing/ business alliance

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

Appendices Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 12/1-3(4Q) 4-6(1Q) FY2012 (Excl. Monthly Support impact) (2,620) (2,690) (2,690) (2,720) (2,790) (2,920) Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2620 2690 2690 2700 2750 2880 (Excl. Monthly Support impact) (2,350) (2,320) (2,250) (2,070) (2,040) (1,990) ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2670 ( ?) ARPU ?? 2,680 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2660 2590 2190 2340 2280 2190 1980 1900 1690 ? ARPU ?? 2,260 ( ?)? ARPU ?? 2,260 ARPU 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 3.7 4.1 4.0 5.1 ( ) ? ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 90 90 90 90 ( )i ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390 Aggregate ARPU (yen) FY2010 Aggregate ARPU \5,070 (Down 5.2% year-on-year) Voice: \2,530 (Down 12.8%) Packet: \2,540 (Up 3.7%) 4,760 2,570 5,190 2,510 5,200 2,540 5,130 2,540 4,960 (4,970) 2,620 (2,620) Numbers in parentheses indicate the ARPU amounts excluding the impact of Monthly Support discounts For an explanation on ARPU, please see slide “Definition and Calculation Methods of MOU and ARPU” in this document 4,970 (5,010) 2,690 (2,690) 4,880 (4,940) 2,690 (2,690) FY2012/1Q (three-months) aggregate ARPU: \4,650 (Down 6.3% year-on-year) Packet ARPU increased by \130 (5%) year-on-year 4,680 (4,790) 2,700 (2,720) 4,570 (4,910) 2,880 (2,920) FY2012 2,750 (2,790) 4,650 (4,830) FY2011 Aggregate ARPU \4,870 (Down 3.9% y ear-on-year) Voice: \2,200 (Down 13.0%) Packet: \2,670 (Up 5.1%) (estimated)

SLIDE No. 40

MOU

- **FY2012/1Q (three months) MOU: 119 minutes (Down 6.9% year-on-year)**


(Minutes)
(%)
200
180
160
140
120
100
80
60
40
20
0
25
20
15
10
5
0
-5
-10
-15
-20
-25
FY2010 full year: 134 min
(Down 1.5% year-on-year)
FY2011 full year: 126 min
(Down 6.0% year-on-year)

	4-6(1Q)	7-9(2Q)	10-12(3Q)	11/1-3(4Q)	4-6(1Q)	7-9(2Q)	10-12(3Q)	12/1-3(4Q)	4-6(1Q)
MOU (left axis)	133	135	133	135	128	129	128	121	119
YOY changes in MOU (right axis)	-1.5	-1.5	-3.6	1.5	-3.8	-4.4	-4.8	-10.4	-6.9

◆ For an explanation of MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this document

RESULTS FOR 1Q OF FY2012

07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 11/12 12/3 12/6 159 529 889 1296 1648.3 2082 2399 2702.9 2966.9 3271.1 3512.9 3720.7 3894.6 4125.1 4280.95 4417.1 4468 4521 4511.4 ? 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 0.988 0.991 0.991 0.991 0.991 0.9875 0.991000000232827 0.987 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 11/12 12/3 12/6 2845.9845 3043.1967 3271.7732 3425.1705 3475.2489 3461.8411 3541.7073 3544.5583 3570.8051 3592.0191 3646.1285 3667.3116 3575.2983 3403 3320 537.4915 575.8906 615.8318 644.0504 738.7002 855.7379 906.5471 999.5961 1049.3573 1086.2674 1123.7435 1156.2366 1284.949 1436.8305 1480.9862 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.804 0.812 0.818 0.822 0.825740000232828 0.823873853 0.812 0.798 50%-OFF Monthly Charge Discount Plans/”Value Plan” 50%-OFF Monthly Charge Discount Plans No. of subs and subscription rate “Value Plan” subscriptions/ “Value Course” selection rate *3: Percentage of users who chose “Value Course” among total users who purchased a handset using new handset purchase methods (Million subs) (Selection rate: %) *1: Inclusive of “Office Discount” and “Business Discount” subscriptions *2: “Fami-wari MAX 50”, “Hitoridemo Discount 50%”, “Business Discount 50” and “Office–wari MAX 50” : 50%-OFF monthly charge discount plan subscription rate : No. of “MAX Discount”*2 subscriptions (Million subs) (Subscription rate: %) : No. of users subscribing to “Family Discount”*1 + “Ichinen Discount” for over 10 years Subscription rate of billing plans offering 50% discount on basic monthly charge grew to approx. 80% Negative revenue impact became insignificant Growth of “Value Plan” subs has slowed after topping 45.00 million (Over 70% subscription rate) : “Value Course” selection rate*3 : No. of “Value Plan” subscriptions 60.00 55.00 50.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00 50.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00

Operating Revenues 2011/4-6(1Q) 2012/4-6(1Q) 2013/3 (full-year forecast) Cellular services revenues (voice, packet) 850.6 827.2 3304 Other revenues 83.5 96.3 421 Equipment sales revenues 113.2 148.8 725 (Billions of yen) (Billions of yen) “International services revenues” are included in “Cellular services revenues (voice, packet)” 4,450.0 +2.4% 1,047.3 1,072.3 U.S. GAAP

Operating Expenses 2011/4-6(1Q) 2012/4-6(1Q) 2013/3 (full-year forecast) (Incl.) Other non-personnel expenses 212.0 242.8 1026.0 (Incl.) Revenue-linked expenses 265.7 263.7 1219.0 Non-personnel expenses 477.7 506.5 2245 Communication network charges 63.7 54.4 223 Loss on disposal of property, plant and equipment and intangible assets 4.9 9.7 71 Depreciation and amortization 155.8 157.5 695 Taxes and public duties 9.5 9.8 38 Personnel expenses 68.1 71.8 278 (Billions of yen) 3,550.0 (Billions of yen) *Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + cost of docomo point service +3.9% 779.6 809.7 U.S. GAAP

2011/4-6(1Q) 2012/4-6(1Q) 2013/3 (full-year forecast) Mobile phone business (other) 31.6 38.1 181 Mobile phone business (mova) 0.6 0 0 Mobile phone business (FOMA) 62.8 66.5 215 Mobile phone business (LTE) 16.5 40.3 173 Other (Information systems, etc.) 25 32.5 166 Capital Expenditures (Billions of yen) (Billions of yen) +29.8% 136.7 177.4 735.0

SLIDE No. 45

Operational Results and Forecasts

				2011/6 (1)	2012/6 (2)	Changes (1) → (2)	2013/3 (Full-year forecast)
Cellular Phone	Number of subscriptions (thousands)*			58,415	60,396	+1,981	62,930
		FOMA		57,324	57,079	-245	52,640
		Xi		121	3,317	+3,195	10,290
		i-mode		47,450	40,336	-7,114	34,170
		sp-mode		3,296	11,469	+8,173	19,130
		Communication module services		2,030	2,457	+427	2,780
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)	Total handsets sold		4,645	5,167	+522	23,800
		Xi	New	97	464	+366	-
			Replacement	1	686	+685	-
			Other	0	48	+48	-
		FOMA	New	1,161	1,140	-22	-
			Migration	208	4	-204	-
			Other	3,176	2,826	-350	-
	Churn rate (%)			0.49	0.74	+0.25points	-
	ARPU (yen)			4,960	4,650	-310	4,570
		Voice ARPU (yen)		2,340	1,900	-440	1,690
		Packet ARPU (yen)		2,620	2,750	+130	2,880
	MOU (minutes)			128	119	-9	-

* Data for first quarter (Apr-Jun) of the fiscal year ended March 31, 2012 include numbers for mova service that was terminated on March 31, 2012

• For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation

RESULTS FOR 1Q OF FY2012

Definition and Calculation Methods of MOU and ARPU ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures herein. Aggregate ARPU : Voice ARPU + Packet ARPU Voice ARPU : Voice ARPU-related revenues (basic monthly charges, voice communication charges) / No. of active subscriptions Packet ARPU: Packet ARPU-related revenues (basic monthly charges, packet communication charges) / No. of active subscriptions MOU (Minutes of Use): Average monthly communication time per subscription. Active Subscrptions Calculation Methods: Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period Note: Subscriptions and revenues for Communication Module service, Phone Number Storage and Mail Address Storage service are not included in the ARPU and MOU calculations.

SLIDE No. 47

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen	
	Three months ended June 30, 2011	Three months ended June 30, 2012
a. EBITDA	¥ 427.1	¥ 425.1
Depreciation and amortization	(155.8)	(157.5)
Loss on sale or disposal of property, plant and equipment	(3.6)	(5.0)
Operating income	267.7	262.6
Other income (expense)	2.5	2.2
Income taxes	(109.4)	(102.0)
Equity in net income (losses) of affiliates	(2.2)	(0.8)
Less: Net (income) loss attributable to noncontrolling interests	0.1	2.4
b. Net income attributable to NTT DOCOMO, INC.	158.7	164.3
c. Operating revenues	1,047.3	1,072.3
EBITDA margin (=a/c)	40.8%	39.6%
Net income margin (=b/c)	15.2%	15.3%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect

	Billions of yen	
	Three months ended June 30, 2011	Three months ended June 30, 2012
a. Operating income	¥ 267.7	¥ 262.6
b. Operating income after tax effect {=a*(1-effective tax rate)}	158.5	162.6
c. Capital employed	5,304.9	5,346.3
ROCE before tax effect (=a/c)	5.0%	4.9%
ROCE after tax effect (=b/c)	3.0%	3.0%

Notes: Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders' equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the three months ended June 30,2011 was 40.8%.

The effective tax rate for the three months ended June 30,2012 was 38.1%.

iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen	
	Three months ended June 30, 2011	Three months ended June 30, 2012
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥ 82.5	¥ (30.1)
Irregular factors (1)	-	(13.0)
Changes in investments for cash management purposes(2)	(169.7)	159.9
Free cash flows	(87.2)	116.8
Net cash used in investing activities	(359.4)	(56.9)
Net cash provided by operating activities	272.2	173.7

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

RESULTS FOR 1Q OF FY2012

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